Exhibit 99.8

CONSENT OF GIL LAWSON

Reference is made to the Annual Report on Form 40-F and the documents incorporated by reference therein (the “40-F”) of Goldcorp Inc. (the “Company”) for the fiscal year ended December 31, 2014, and any amendments thereto, to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F.

I hereby consent to the references to my name in connection with (including, as an expert or “qualified person”) the 40-F, the MD&A and the AIF, including as to (i) my review and approval of all the mineral reserves, ore reserves, and mineral resources estimates as at December 31, 2014 contained in the AIF and (ii) all scientific and technical information contained therein.

I also hereby consent to the incorporation by reference of such information contained in the 40-F, the MD&A and the AIF into Registration Statement Nos. 333-126038, 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116 and 333-188805 on Form S-8.

Date: March 17, 2015

By:	/s/ Gil Lawson, P. Eng.
Name: Gil Lawson, P. Eng.